                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


         ---------------------------------------------------------------



                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


         ---------------------------------------------------------------



                             Full title of the Plan:

                  GATX HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN







Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 GATX CORPORATION SALARIED
                                             EMPLOYEES RETIREMENT SAVINGS PLAN
                                                     (Name of Plan)

                                               By:     /s/ James Conniff
                                                  ----------------------------
                                                         James Conniff
                                                       Plan Administrator

Dated:  June 29, 1999

            GATX Corporation Hourly Employees Retirement Savings Plan

            Index to Financial Statements and Supplemental Schedules
                         For Annual Report on form 11-K


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.....................................................4

Consent of Independent Auditors....................................................5

Financial Statements

Statements of Assets Available for Benefits, With Fund Information.................6
Statement of Changes in Assets Available for Benefits, With Fund Information.......7
Notes to Financial Statements......................................................9

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes........................17
Line 27d - Schedule of Reportable Transactions....................................18

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            Ernst & Young LLP
June 8, 1999
Chicago, IL

CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984 and (ii) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Hourly Employees Retirement Savings Plan, of our report dated June 8, 1999, with respect to the financial statements of GATX Hourly Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1998.



                                            ERNST & YOUNG LLP


Chicago, Illinois
June 28, 1999

                                                                  EIN 36-1124040
                                                                       Plan #004


            GATX Corporation Hourly Employees Retirement Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1998


                                                                  EIN 36-1124040
                                                                       Plan #004


            GATX Corporation Hourly Employees Retirement Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1998


                                                             GATX
                                             FIDELITY    CORPORATION                              FIDELITY
                                             MANAGED        COMMON       SPARTAN       FIDELITY  LOW-PRICED    TEMPLETON
                                              INCOME        STOCK      U.S. EQUITY     PURITAN     STOCK        FOREIGN
                                           PORTFOLIO II      FUND       INDEX FUND       FUND       FUND         FUND A
                                          ------------------------------------------------------------------------------
ASSETS
Investments at current value (Note 3):
   GATX Corporation Common Stock Fund     $          --    $676,541   $          --   $      --  $       --    $      --
                                                     --                          --
   Spartan U.S. Equity Index Fund                    --          --       2,053,061          --          --           --
   Fidelity Puritan Fund                             --          --              --     864,839          --           --
   Fidelity Managed Income Portfolio II       1,431,353          --              --          --          --           --
   Fidelity Low-Priced Stock Fund                    --          --              --          --      40,307           --
   Templeton Foreign Fund A                          --          --              --          --          --       30,104
   Participant loans                                 --          --              --          --          --           --
                                          ------------------------------------------------------------------------------
Total assets                                 $1,431,353    $676,541   $   2,053,061   $ 864,839  $   40,307    $  30,104
                                          ==============================================================================


                                          PARTICIPANT
                                             LOANS          TOTAL
                                          --------------------------
ASSETS
Investments at current value (Note 3):
   GATX Corporation Common Stock Fund     $         --  $   676,541

   Spartan U.S. Equity Index Fund                   --     2,053,061
   Fidelity Puritan Fund                            --       864,839
   Fidelity Managed Income Portfolio II             --     1,431,353
   Fidelity Low-Priced Stock Fund                   --        40,307
   Templeton Foreign Fund A                         --        30,104
   Participant loans                           524,117       524,117
                                          --------------------------
Total assets                              $    524,117  $  5,620,322
                                          ==========================


See notes to financial statements.

            GATX Corporation Hourly Employees Retirement Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1997


                                                                   FUND INFORMATION
                                          --------------------------------------------------------
                                             CIGNA        FIDELITY
                                          GUARANTEED       GROWTH         FIDELITY
                                           LONG-TERM     OPPORTUNITY      BALANCED     PARTICIPANT
                                            ACCOUNT         FUND            FUND          LOANS         TOTAL
                                          -----------------------------------------------------------------------
ASSETS
Investments at current value (Note 3):
   CIGNA Guaranteed Long-Term Account     $1,404,958     $        --     $       --     $       --     $1,404,958
   Fidelity Growth Opportunity Fund               --       1,544,018             --             --      1,544,018
   Fidelity Balanced Fund                         --              --        667,124             --        667,124
   Participant loans                              --              --             --        265,589        265,589
                                          -----------------------------------------------------------------------
Total assets                              $1,404,958     $ 1,544,018     $  667,124     $  265,589     $3,881,689
                                          =======================================================================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                                December 31, 1998

                                                                                   FUND INFORMATION
                                                     -----------------------------------------------------------------------------
                                                                                                                         GATX
                                                         CIGNA         FIDELITY                                      CORPORATION
                                                      GUARANTEED        GROWTH         FIDELITY         MANAGED         COMMON
                                                       LONG-TERM     OPPORTUNITY       BALANCED          INCOME       STOCK FUND
                                                        ACCOUNT          FUND            FUND         PORTFOLIO II     (NOTE 4)
                                                     -----------------------------------------------------------------------------
ADDITIONS
Contributions by GATX Corporation and subsidiaries   $         --  $           --   $           --    $          --  $     104,891
Salary deferrals by participants                           39,772          41,484           21,401          398,806         54,376
Interest income                                            15,339              --               --            1,537             --
Dividend income                                                --              --               --           65,638          9,874
Transfer from CIGNA                                            --              --               --        1,483,821             --

Adjustment to loan fund                                        --              --               --               --             --
                                                     -----------------------------------------------------------------------------
                                                           55,111          41,484           21,401        1,949,802        169,141

DEDUCTIONS
Withdrawals by participants                               (32,905)        (22,787)          (4,499)         (69,386)        (3,337)
Transfer to Fidelity Management Trust Company          (1,483,821)     (1,606,227)        (696,301)              --            --
Transfer to GATX Corporation Salaried Employees
   Retirement Savings Plan                                     --              --               --           (5,168)           --
                                                     -----------------------------------------------------------------------------
                                                       (1,516,726)     (1,629,014)        (700,800)         (74,554)        (3,337)

Net realized and unrealized increase (decrease) in
   current value of investments                                --         109,710           36,769               --         (1,981)
Interfund transfers                                        56,657         (66,198)         (24,494)        (443,895)       512,718
                                                     -----------------------------------------------------------------------------
Net increase (decrease)                                (1,404,958)     (1,544,018)        (667,124)       1,431,353        676,541
Assets available for benefits:
   Beginning of year                                    1,404,958       1,544,018          667,124               --             --
                                                     =============================================================================
   End of year                                       $         --   $          --   $           --    $   1,431,353  $     676,541
                                                     =============================================================================


                                                                   FUND INFORMATION
                                                   -----------------------------------------

                                                                                 FIDELITY
                                                      SPARTAN      FIDELITY     LOW-PRICED    TEMPLETON
                                                    U.S. EQUITY    PURITAN         STOCK       FOREIGN     PARTICIPANT
                                                    INDEX FUND       FUND          FUND         FUND A         LOANS       TOTAL
                                                   --------------------------------------------------------------------------------
ADDITIONS
Contributions by GATX Corporation and subsidiaries $         --  $        --   $        --  $        --   $        --  $   104,891
Salary deferrals by participants                        502,975      247,446        17,331        8,197            --    1,331,788
Interest income                                           1,277          553            --           --        27,537       46,243
Dividend income                                          33,002       78,000         2,783        4,152            --      193,449
Transfer from CIGNA                                   1,606,227      696,301            --           --            --    3,786,349

Adjustment to loan fund                                      --           --            --           --        31,458       31,458
                                                   -------------------------------------------------------------------------------
                                                      2,143,481    1,022,300        20,114       12,349        58,995    5,494,178

DEDUCTIONS
Withdrawals by participants                             (82,470)     (16,131)       (2,395)        (614)      (71,409)    (305,933)
Transfer to Fidelity Management Trust Company                --           --            --           --            --   (3,786,349)
Transfer to GATX Corporation Salaried Employees
   Retirement Savings Plan                               (1,271)      (1,839)           --           --            --       (8,278)
                                                   -------------------------------------------------------------------------------
                                                        (83,741)     (17,970)       (2,395)        (614)      (71,409)  (4,100,560)

Net realized and unrealized increase (decrease) in
   current value of investments                         224,204      (12,981)       (4,455)      (6,251)           --      345,015
Interfund transfers                                    (230,883)    (126,510)       27,043       24,620       270,942           --
                                                   -------------------------------------------------------------------------------
Net increase (decrease)                               2,053,061      864,839        40,307       30,104       258,528    1,738,633
Assets available for benefits:
   Beginning of year                                         --           --            --           --       265,589    3,881,689
                                                   ===============================================================================
   End of year                                     $  2,053,061  $   864,839   $    40,307  $    30,104   $   524,117  $ 5,620,322
                                                   ===============================================================================


See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan which was established January 1, 1994, for hourly employees of the General American Transportation Corporation and GATX Terminals Corporation subsidiaries of the Company who have completed at least 520 hours of service within the last 12 months.

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Starting January 1, 1998, the Company began to contribute $.50 for each participant contribution dollar up to 3%, for the hourly employees of the General American Transportation Corporation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            GATX Corporation Hourly Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately 100% vested in their contributions plus actual earnings thereon.

INVESTMENT OPTIONS

Until January 1, 1998, Connecticut General Life Insurance Company (CIGNA) served as trustee and record keeper of the Plan. Under the terms of the agreement, CIGNA invested contributions in three investment accounts in proportions specified by participants:

         CIGNA Guaranteed Long-Term Account - An unallocated insurance contract, which is comprised of investments in long-term fixed income securities.

         Fidelity Balanced Fund - Invests in any combination of common stock, securities convertible to common stock, preferred stock, and fixed income securities.

         Fidelity Growth Opportunity Fund - Seeks capital growth by investing primarily in common stocks.

As of January 1, 1998, Fidelity Management Trust Company (Fidelity) became the trustee; however, the assets of the Plan were not transferred until March 17, 1998. At that point, participant balances from the CIGNA Guaranteed Long-Term Account were transferred to the Managed Income Portfolio II; balances from the Fidelity Growth Opportunity Fund were transferred to the Fidelity Spartan U.S. Equity Index Fund; and balances in the Fidelity Balanced Fund were transferred to the Fidelity Puritan Fund. Effective April 1998, participants were allowed to elect the following options:

         Managed Income Portfolio II - A stable fund that preserves principal while earning interest income.

         GATX Corporation Common Stock Fund - A fund that consists of GATX Corporation Common Stock.

         Spartan U.S. Equity Index Fund - A growth and income mutual fund that invests primarily in S&P 500 companies.

            GATX Corporation Hourly Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

         Fidelity Puritan Fund - A balanced mutual fund that provides as much income as possible while preserving capital by investing in high yielding U.S. and foreign securities.

         Fidelity Low-Priced Stock Fund - A growth mutual fund that seeks capital appreciation by investing in undervalued stock of smaller companies.

         Templeton Foreign Fund A - A growth mutual fund that invests primarily in international common stock.

Until April 1998, participants could change their investment options quarterly. After April 1998, participants may change investment options four times per calendar year.

PAYMENT OF BENEFITS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment.

WITHDRAWALS

Withdrawals are available to participants for immediate and heavy financial need (as defined). The withdrawal amount is limited to the participant's contribution portion and cannot exceed the amount required to relieve the financial need. The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

            GATX Corporation Hourly Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The CIGNA group annuity contract is stated at contract value, which is determined by the insurance company in accordance with the terms of the contract. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals. The fair value of the participation units owned by the Plan in the mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            GATX Corporation Hourly Employees Retirement Savings Plan

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATION

Certain items in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

3.  INVESTMENTS

Except for investments held in a Master Trust (Note 4), the Plan's investments held during the year appreciated (depreciated) in fair value as follows:

                                                   YEAR ENDED DECEMBER 31
                                                    1998            1997
                                                  ---------      ---------
Netrealized and unrealized appreciation
 (depreciation) in fair value of investments:
   Fidelity Growth Opportunity Fund               $ 109,710      $ 266,375
   Fidelity Balanced Fund                            36,769         97,599
   Spartan U.S. Equity Index Fund                   224,204             --
   Fidelity Puritan Fund                            (12,981)            --
   Fidelity Low-Priced Stock Fund                    (4,455)            --
   Templeton Foreign Fund A                          (6,251)            --
                                                  ---------      ---------
                                                  $ 346,996      $ 363,974
                                                  =========      =========

Except for investments held in a Master Trust (Note 4), the Plan held the following investments with 5% or more of Plan assets at year-end:

                                               DECEMBER 31
                                            1998           1997
                                         ----------     ----------
CIGNA Guaranteed Long-Term Account       $       --     $1,404,958
Fidelity Growth Opportunity Fund                 --      1,544,018
Fidelity Balanced Fund                           --        667,124
Fidelity Managed Income Portfolio II      1,431,353             --
Spartan U.S. Equity Index Fund            2,053,061             --
Fidelity Puritan Fund                       864,839             --

            GATX Corporation Hourly Employees Retirement Savings Plan

4.  MASTER TRUST

The GATX Stock Fund is in a Master Trust which includes the stock funds of three GATX benefit plans: the GATX Corporation Salaried Employees Retirement Savings Plan; the GATX Corporation Hourly Employees Retirement Savings Plan; and the GATX Logistics Inc. 401(k) Cash Accumulation Plan.

                                                             DECEMBER 31
                                                                 1998
                                                             -----------
ASSETS
GATX Corporation common stock                                $65,423,003

RECEIVABLES
Other receivables                                                227,974
                                                             ===========
                                                             $65,650,977
                                                             ===========

                                                                             YEAR ENDED
                                                                             DECEMBER 31
                                                                                1998
                                                                            ------------
ADDITIONS
Contributions                                                               $  4,283,297
Interfund transfers                                                            3,272,023
Loan repayments                                                                  380,641
Interest and dividend income                                                   1,670,167
                                                                            ------------
                                                                               9,606,128

DEDUCTIONS
Benefit payments                                                              (2,868,899)
Participant loans                                                               (571,065)
                                                                            ------------
                                                                              (3,439,964)

Net realized and unrealized appreciation in fair value of investments          2,788,325
Beginning of year                                                             56,696,488
                                                                            ============
End of year                                                                 $ 65,650,977
                                                                            ============

The plan has a 1.0% interest in the Master Trust.

            GATX Corporation Hourly Employees Retirement Savings Plan

5.  TAX STATUS

The Internal Revenue Service ruled August 3, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000, and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company expects the project to be complete by late 1999. The Company does not expect this project to have a significant effect on Plan operations.

                             Supplemental Schedules

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                                                          CURRENT
                IDENTITY OF ISSUER/DESCRIPTION OF ISSUE                 COST               VALUE
---------------------------------------------------------------------------------------------------
Fidelity Management Trust Company*:
   Fidelity Managed Income Portfolio II                                $1,431,353        $1,431,353
   Spartan U.S. Equity Index Fund                                       1,827,701         2,053,061
   Fidelity Puritan Fund                                                  873,041           864,839
   Fidelity Low-Priced Stock Fund                                          44,460            40,307
   Templeton Foreign Fund A                                                35,051            30,104
   Participants Loans - 9.5% Interest rate                                     --           524,117
                                                                       ============================
                                                                       $4,211,606        $4,943,781
                                                                       ============================

*Party in interest to the Plan.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998



                                                                                                           CURRENT VALUE
                                                                                                                OF
                                                                                                 TOTAL       ASSET ON
                                                                        PURCHASE     SELLING     COST       TRANSACTION     NET
      IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSETS                    PRICE       PRICE     OF ASSET       DATE      GAIN (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Series of transactions in excess of 5% of Plan assets

Fidelity Management Trust Company:
   Fidelity Puritan Fund                                               $   696,301  $      --  $   696,301 $   696,301   $       --
   Fidelity Managed Income Portfolio II                                  1,427,792         --    1,427,792   1,427,792           --
   Spartan U.S. Equity Index Fund                                        1,574,638         --    1,574,638   1,574,638           --

Category (iii) - Series of transactions in excess of 5% of Plan assets

Fidelity Management Trust Company:
   Fidelity Puritan Fund                                                 1,115,120         --    1,115,120   1,115,120           --
                                                                                --    237,299      242,079     237,299       (4,780)
   Fidelity Managed Income Portfolio II                                  2,185,002         --    2,185,002   2,185,002           --
                                                                                --    753,650      753,650     753,650           --
   Spartan U.S. Equity Index Fund                                        2,427,736         --    2,427,736   2,427,736           --
                                                                                --    598,879      600,035     598,879       (1,156)

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

                                                                              18